Exhibit 99.1

Arbe Announces Receipt of Nasdaq

Notification Regarding Minimum Bid Price Deficiency

Tel Aviv, Israel, April 17, 2026 (GLOBE NEWSWIRE) -- Arbe Robotics Ltd. (NASDAQ: ARBE) (TASE: ARBE), a global leader in perception radar solutions, today announced that on April 13, 2026, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that based on the closing bid price of the Ordinary shares of the Company for the last 30 consecutive business days, the Company no longer meets the continued listing requirements of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

The notification has no immediate effect on the listing or trading of the Company’s Ordinary shares on Nasdaq, and the shares will continue to trade under the symbol “ARBE”.

Nasdaq has provided the Company with a compliance period of 180 calendar days, or until October 12, 2026, to regain compliance with Nasdaq continued listing requirements. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirements for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirements, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company is currently evaluating options to regain compliance and intends to regain compliance in a timely manner with Nasdaq’s continued listing requirements. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirements.

About Arbe

Arbe (Nasdaq: ARBE), a global leader in ultra-high-resolution radar solutions, is driving a radar revolution. Its cutting-edge radar chipset delivers up to 100 times more detail than other radar systems on the market, empowering automakers, radar Tier-1s, and industrial OEMs to develop safe systems that scale from assisted driving to full autonomy. Arbe’s technology addresses the most critical use cases by delivering real-time, 4-dimensional imaging that enables the perception stack with information such as precise mapping of drivable free space and robust object detection across highway, urban, and off-highway environments in all weather and lighting conditions. With its transformative impact across passenger, commercial, and industrial vehicle segments, as well as other advanced defense and security applications, Arbe is redefining the role of radar in next-generation autonomous operations.

Headquartered in Tel Aviv, Israel, the company also operates offices in the United States, Germany, and China. For more information, visit https://arberobotics.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include the ability of our product as a component of a system used in conditions described in the press release to operate as anticipated, whether and when we secure the orders we anticipate from both the off-road uses, including those described in this press release as well as from motor vehicles and the extent of any orders we receive; our ability to meet expectations with respect to our financial guidance and outlook; the timing and completion of key product and project orders and milestones; expectations regarding our collaborations and business with third parties; the effect of tariffs and trade policies of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the recently commenced war against Iran, recent hostilities in Lebanon and the continuing war with Hamas in Gaza and any intensification of hostilities with others, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2026, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Media Contacts:

DeeDee Rudenstein

Propel Strategic Communications

drudenstein@propelsc.com

+1 267-521-9654